UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 10, 2014

CU BANCORP

(Exact name of registrant as specified in its charter)

California	001-35683	90-0779788
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

15821 Ventura Boulevard, Suite 100, Encino, CA		91436
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (818) 257-7700

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 - Other Events

On October 10, 2014, CU Bancorp issued a press release announcing its 2014 Annual Meeting of Shareholders will be held on Friday, November 14, 2014 at 9:00 a.m. Pacific Time, at the Warner Center Marriott Hotel, 21850 Oxnard Street, Woodland Hills, California 91367. The Board of Directors has fixed the close of business on Wednesday, October 8, 2014, as the record date for the determination of shareholders entitled to notice of and to vote at the 2014 Annual Meeting of Shareholders and any adjournment or postponement thereof. Mailing of the proxy materials for the 2014 Annual Meeting to shareholders of record commenced on October 10, 2014.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained herein, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 - Financial Statements and Exhibits

(d)	Exhibits

The following exhibits are filed herewith:

99.1	Press Release of CU Bancorp, dated October 10, 2014

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CU BANCORP

Dated: October 10, 2014	By:	/s/ Anita Y. Wolman
Anita Y. Wolman
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.

99.1	Press Release of CU Bancorp, dated October 10, 2014